Exhibit 99.5
Email to Clients

September 14, 2023
Subject: PFS Strategic Update

Dear [NAME],
As a valued client of PFS, I wanted to share that, earlier today, we announced execution of a merger agreement between GXO and PFSweb, Inc. If you are interested, the details of the announcement and the strategic benefits to both PFS and GXO, and our valued clients, can be viewed in the press release we issued this morning, available at the link below.
PFSweb, Inc. to be Acquired by GXO Logistics, Inc.
From a PFS standpoint, there will be no immediate changes to our current partnership. Once the transaction is complete, PFS will join GXO as a specialized eCommerce division. This news only validates our status as a premium eCommerce order fulfillment provider in the industry, and upon completion of the transaction, we will have access to GXO’s distribution network, technology, and global resources, all of which will reinforce our value proposition. There will be an integration plan in the future, but for the remainder of the year our focus remains steadfast on delivering exceptional eCommerce services for you and your customers every day as the all-important holiday peak season approaches.
We will keep you informed when the transaction is complete, which we expect to occur in the fourth quarter of 2023. I look forward to future conversations where I can share additional details around our vision as a part of GXO.
If you have any questions regarding the acquisition, please don’t hesitate to reach out and we can discuss further.
Thanks,
[NAME]

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of PFS, nor is it a substitute for the tender offer materials that PFS and GXO will file with the SEC.